UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           MAGAL SECURITY SYSTEMS LTD.
                           ---------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS1.00 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4

1    NAME OF REPORTING PERSON: Mira Mag Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                       (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Liberia

NUMBER OF      7     SOLE VOTING POWER: 2,535,096 shares of Ordinary Shares
SHARES
BENEFICIALLY   8     SHARED VOTING POWER: 0 shares of Ordinary Shares
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 2,535,096 shares of Ordinary Shares
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 0 shares of Ordinary Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,535,096 shares of Ordinary Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.0%

14   TYPE OF REPORTING PERSON: CO










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



     This Amendment No. 1 to the Statement on Schedule 13D dated July 24, 2003 is being filed to report the sale by Mira Mag Inc. ("Mira Mag") of an aggregate of 1,593,836 ordinary shares, NIS 1.0 par value, (the "Ordinary Shares") of Magal Security Systems, Ltd., an Israeli corporation, (the "Issuer") in a series of open market transactions.

Item 2.  Identity and Background

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This statement is being filed by Mira Mag Inc., ("Mira Mag") a Liberian company. The business address of Mira Mag is c/o International Trust Company of Liberia, 80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia. Mira Mag's directors are Messrs. Barry Stiefel and Jacob Even-Ezra.

     During the last five years, neither Mira Mag, nor any of its directors nor executive officers (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer


     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:


     (a) and (b) Mira Mag is the holder of 2,535,096 Ordinary Shares of the Issuer, or approximately 31.0% of the 8,188,961 Ordinary Shares of the Issuer's issued and outstanding shares as of April 5, 2004. Mira Mag is a holding company in which The Eurona Foundation holds 81.5%, and Jacob Even-Ezra's three children, hold 18.5% of the outstanding shares. Mr. Even-Ezra has served as the Issuer's chairman of the Board and Chief Executive Officer since 1984. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein, and
Nathan Kirsh, Kapola Estate, Ezulwini, Swaziland, is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine. Jacob Even-Ezra beneficially owns all of the shares of the Issuer held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Mira Mag since March 24, 2004. All such transactions were open market sales effected on the Nasdaq National Market.

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





                                     Number of
                                     Ordinary
            Date of Sale              Shares           Price Per Share*
            ------------              ------           ----------------
            March 24, 2004            170,690               $15.53
            March 25, 2004             40,100               $15.11
            March 26, 2004             24,210               $15.04
            March 29, 2004            215,000               $16.60
            March 30, 2004            200,000               $19.34
            March 31, 2004            150,000               $21.75
            April 1, 2004             473,836               $22.02
            April 2, 2004             320,000               $21.23

-------------------------

*    Does not include broker's commissions.

     Except for such transactions, Mira Mag has not effected any transactions in the Ordinary Shares since March 24, 2004.


     (d) Not applicable.

     (e) Not applicable.


Item 7.  Material to be filed as Exhibits

     None.




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


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.


Date:    April 5, 2004

                                                     Mira Mag Inc.

                                                     /s/ Jacob Even-Ezra
                                                     -------------------
                                                     By: Jacob Even-Ezra
                                                     Title: Director















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